Citigroup Inc.
Pricing Sheet No. 2013-CMTNH0160 dated September 6, 2013 relating to
Preliminary Pricing Supplement No. 2013-CMTNH0160 dated September 3, 2013
Registration Statement No. 333-172562
Filed Pursuant to Rule 433

1,141,500 Jump Securities Based on the Common Stock of Apple Inc. Due March 11, 2015
PRICING TERMS—SEPTEMBER 6, 2013
Underlying shares:	Shares of common stock of Apple Inc. (the "underlying share issuer") (NASDAQ symbol: "AAPL")
Aggregate principal amount:	$11,415,000
Stated principal amount:	$10 per security
Pricing date:	September 6, 2013
Issue date:	September 11, 2013
Valuation date:	March 6, 2015, subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur
Maturity date:	March 11, 2015
Payment at maturity:
For each $10 stated principal amount security you hold at maturity:
▪ If the final share price is greater than or equal to the initial share price:
$10 + the fixed return amount
▪ If the final share price is less than the initial share price:
$10 × the share performance factor
If the final share price declines from the initial share price, your payment at maturity will be less, and possibly significantly less, than the $10 stated principal amount per security. You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion and up to all of your investment.

Initial share price:	$498.22 (the closing price of the underlying shares on the pricing date)
Final share price:	The closing price of the underlying shares on the valuation date
Fixed return amount:	$3.45 per security (34.50% of the stated principal amount). You will receive the fixed return amount only if the final share price is greater than or equal to the initial share price.
Share performance factor:	The final share price divided by the initial share price
Listing:	The securities will not be listed on any securities exchange.
CUSIP / ISIN:	17321F409 / US17321F4090
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer
Per security:	$10.00	$0.20	$9.80
Total:	$11,415,000	$228,300	$11,186,700
(1) On the pricing date, the estimated value of the securities is $9.668 per security.  The estimated value of the securities is based on CGMI’s proprietary pricing models and our internal funding rate.  It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance.  See "Valuation of the Securities" in the related preliminary pricing supplement.
(2) For more information on the distribution of the securities, see “Supplemental Plan of Distribution” in the related preliminary pricing supplement.  In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines.  See “Use of Proceeds and Hedging” in the accompanying prospectus.

You should read this document together with the related preliminary pricing supplement and the accompanying product supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, in connection with your investment in the securities.

Preliminary Pricing Supplement dated September 3, 2013                  Product Supplement No. EA-02-02 dated December 27, 2012

Prospectus Supplement dated December 20, 2012 and Prospectus dated May 12, 2011

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The securities represent obligations of Citigroup Inc. only. Apple Inc. is not involved in any way in this offering and has no obligation relating to the securities or to holders of the securities.

Citigroup Inc. has filed a registration statement (including a preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172562) and the other documents Citigroup Inc. has filed with the Commission for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.